

December 30, 2011

Via E-mail
David A. Kindlick
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037

> **Re: South Jersey Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 1-06364**

Dear Mr. Kindlick:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis, page 16

Results of Operations, page 23

1. Refer to your table on page 26 where you reconcile income from continuing operations to your non-GAAP measure "economic earnings." Please explain to us why you are netting the unrealized mark-to-market losses/(gains) on derivatives and realized (gains)/losses on inventory injection hedges in this table. Further, reconcile for us, and disclose in future filings, the amounts reported in this table for the past three fiscal years to the amounts you disclose on page 78 which are included in your non utility operating revenues.

2. Refer to your disclosure on page 25 where you state you adjust, "[f]or realized gains and losses, as applicable and in each case after tax, on all hedges attributed to inventory transactions to align them with the related cost of inventory in the period of withdrawal" in the above non-GAAP measure. Please explain to us and disclose in further detail the meaning of this statement including their nature and how you make these "adjustments."

Operating Revenues – Nonutility 2010 vs. 2009, page 28

3. We note your disclosure on page 29 that SJE's revenues from retail electricity increased $92.1 million in 2010 compared to 2009, "mainly due to the impact of SJE being the successful bidder on a contract to supply retail electricity to over 400 school districts located throughout the state of New Jersey . . . ." We also note that SJE's revenues from retail electricity increased $57.6 million in 2009 as compared to 2008, due to the same contract. Please provide additional disclosure regarding this contract, including the duration of the contract, with a view towards explaining to investors whether the increases in SJE's revenues in fiscal 2009 and fiscal 2010 are indicative of future results. Refer to Item 303(a)(3)(i) of Regulation S-K.

Consolidated Balance Sheets, page 44

4. Please explain to us how you estimate your provision of uncollectible accounts. In this regard, we noted significant increases in your accounts receivable and unbilled revenues for the year ended December 31, 2010. We also read your disclose elsewhere in your filing that utility operating expenses increased due in part to increases in expense associated with uncollectible customer accounts receivable.

15. Commitments and Contingencies, page 73

Pending Litigation, page 73

5. You state, "We accrue liabilities related to these claims when we can reasonably estimate the amount or range of amounts of probable settlement costs or other charges for these claims." Please tell us the amount(s) of your accrual and revise your disclosure by providing an aggregate estimated reasonably possible loss or range of loss, including reasonably possible loss amounts in excess of your accruals to the extent they are material.

Definitive Proxy Statement on Schedule 14A filed April 8, 2011

Compensation Discussion & Analysis, page 19

Compensation Practices, page 21

6. Please provide the names of the companies in each of the studies listed at the bottom of page 22, including the names of companies from which your management collects proxy information. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located on our website. In this regard, we note that you provided this information as Exhibits C, D and E in your letter to us dated December 20, 2010, but that these exhibits are not included in this year's proxy statement.

Compensation Components, page 23

7. We note your disclosure in the penultimate paragraph on page 23 that the pre-established annual cash target applicable to each of your NEOs is disclosed in the summary compensation table. However, the target and maximum thresholds set forth in the Grant of Plan-Based Awards table on page 31 appear to relate only to earnings per share targets. Please revise your disclosure regarding your annual cash awards to also disclose whether you have established aggregate annual cash award targets applicable to your NEOs which include amounts payable as a result of achievement of the specific measurable and predefined performance objectives set forth on page 24 and as a result of the Financial Performance of relevant subsidiary company, as applicable. Also disclose how you determine the level of achievement of these objectives and quantify the amounts awarded to your NEOs due to the achievement of these objectives. Refer to Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney-Advisor, at (202) 551- 3252 or Mara Ransom, Assistant Director, at (202) 551- 3264 if you have questions regarding any other comments. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief